==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                ALBERTSON'S, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    013104104
                ------------------------------------------------
                                 (CUSIP Number)

                              KATHLEEN E. MCDERMOTT
                             AMERICAN STORES COMPANY
                              299 SOUTH MAIN STREET
                         SALT LAKE CITY, UTAH 84111-0112
                                 (801) 539-0112
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 WITH A COPY TO:

                                ERIC S. ROBINSON
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                                 AUGUST 2, 1998
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


                               Page 1 of 14 Pages

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

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                                    SCHEDULE 13D
----------------------------                            ------------------------

    CUSIP No. 013104104                                     Page 2 of 14 Pages

----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   AMERICAN STORES COMPANY
                   I.R.S. IDENTIFICATION NO. 87-0207226
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [  ]
                                                                    (b) [  ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                               [  ]
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   BK, WC, OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        48,800,000

 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        -0-

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        48,800,000

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        -0-

PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         48,800,000
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [  ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   16.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

 ITEM 1.  SECURITY AND ISSUER.

            This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $1.00 per share (the "Albertson's Common Stock"), of Albertson's, Inc., a Delaware corporation ("Albertson's" or the "Issuer"). The principal executive offices of the Issuer are located at 250 Parkcenter Boulevard, Boise, Idaho 83726.


 ITEM 2.  IDENTITY AND BACKGROUND.

            This Statement is being filed by American Stores Company, a Delaware corporation ("American Stores"). American Stores is one of the nation's leading food and drug retailers, operating supermarkets, stand-alone drug stores and combination food/drug store units. The address of American Stores' principal executive office is 299 South Main Street, Salt Lake City, Utah 84111.

            The name, business address, present principal occupation or employment and citizenship of each director and executive officer of American Stores is set forth in Schedule I hereto and is incorporated herein by reference.

            During the last five years, neither American Stores, nor, to the knowledge of American Stores, any of the persons listed on Schedule I hereto,
(1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As more fully described in Item 4 hereof, American Stores has entered into the Albertson's Option Agreement (as defined in Item 4 below) with Albertson's. Pursuant to the Albertson's Option Agreement, Albertson's has, among other things, granted American Stores an option to acquire shares of Albertson's Common Stock as described below. If the conditions precedent were satisfied to permit American Stores to exercise its option to purchase shares of Albertson's Common Stock pursuant to the Albertson's Option Agreement and American Stores so exercised that option, American Stores currently anticipates that funds for such exercise would be provided from general funds available to American Stores and its affiliates and by borrowings from sources yet to be determined. However, pursuant to the terms of the Albertson's Option Agreement, American Stores can perform a cashless exercise of the Albertson's Option.

            No funds were used in connection with entering into the Merger Agreement (as defined in Item 4 below) or the Albertson's Option Agreement.


 ITEM 4.  PURPOSE OF TRANSACTION.

THE MERGER AGREEMENT

            On August 2, 1998, Albertson's, Abacus Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Albertson's ("Merger Sub"), and American Stores entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Merger Sub will merge (the "Merger") with and into American Stores, and American Stores, as the surviving corporation, will become a wholly owned subsidiary of Albertson's. In the Merger, each share of Common Stock, par value $1.00 per share, of American Stores ("American Stores Common Stock") outstanding immediately prior to the effective time of the Merger will be converted automatically into the right to receive .63 shares of Albertson's Common Stock.

            The closing of the Merger will occur on the second business day following the date on which all conditions to the Merger contained in the Merger Agreement have been satisfied or, where permitted, waived or such other date as American Stores and Albertson's may agree. The closing of the Merger is conditioned upon approval of the stockholders of both American Stores and Albertson's as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions all as further described in the Merger Agreement.

            As a condition and inducement to each party's willingness to enter into the Merger Agreement, each party requested, and the other party agreed, to grant the requesting party an option to purchase a certain number of shares of the granting party's common stock. American Stores granted Albertson's such an option pursuant to a Stock Option Agreement dated as of August 2, 1998 (the "American Stores Option Agreement"), between American Stores, as grantor, and Albertson's, as grantee. Albertson's granted American Stores such an option pursuant to a Stock Option Agreement dated as of August 2, 1998 (the "Albertson's Option Agreement"), between Albertson's, as grantor, and American Stores, as grantee.

            The Merger Agreement contemplates that, at the effective time of the Merger, (1) the number of directors on the Board of Directors of Albertson's will be increased to 20 and the five vacancies created thereby will be filled by designees of American Stores and (2) Mr. Victor L. Lund, Chairman of the Board and Chief Executive Officer of American Stores, will become Vice Chairman of the Board of Directors of Albertson's.

ALBERTSON'S OPTION AGREEMENT

            Pursuant to the Albertson's Option Agreement, Albertson's granted American Stores an option (the "Albertson's Option") to purchase up to 48.8 million shares of Albertson's Common Stock at an exercise price of $48.00 per share (the "Exercise Price"); provided that in no event will the number of shares for which the Albertson's Option is exercisable exceed 19.9% of the shares of Albertson's Common Stock issued and outstanding at the time of exercise (without giving effect to the shares of Albertson's Common Stock issued or issuable under the Albertson's Option).

            In the event of any change in, or distribution in respect of, the outstanding shares of Albertson's Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type (including, in the event of any any merger or consolidation involving Albertson's and any transaction involving a sale, transfer or other disposition of a majority of the assets or shares of capital stock of Albertson's in which Albertson's is not the surviving or continuing corporation, to provide that the Albertson's Option will be exercisable for shares of common stock of the surviving or continuing corporation in such transaction) and number of shares of Albertson's Common Stock purchasable upon exercise of the Albertson's Option and the Exercise Price will be appropriately adjusted in such manner as will fully preserve the economic benefits contemplated by the Albertson's Option Agreement. The Albertson's Option is exercisable in whole or in part.

            The Albertson's Option is exercisable at any time following the occurrence of a Triggering Event (defined below in this Item 4). The Albertson's Option expires upon the occurrence of any of the following (each, an "Exercise Termination Event"):

       (1)  the effective time of the Merger;

       (2) if American Stores has given Albertson's written notice pursuant to the terms of the Albertson's Option of its intention to exercise the Albertson's Option, the day that is 120 days after the receipt by Albertson's of such notice; or

       (3) if American Stores has not given Albertson's written notice pursuant to the terms of the Albertson's Option of its intention to exercise the Albertson's Option, the close of business on the date of the earliest to occur of (a) the day that is 120 days after the date of a Triggering Event, (b) the date upon which the Merger Agreement is terminated if no Termination Fee (as defined below) could be payable by Albertson's pursuant to the terms of the Merger Agreement upon the occurrence of certain events or the passage of time, and (c) 270 days following the date upon which the Merger Agreement is terminated.

            A "Triggering Event" is any of the events giving rise to the obligation of Albertson's to pay American Stores a $240 million fee under
Section 8.2 of the Merger Agreement (a "Termination Fee"). These events include the following:

       (1) The Merger Agreement is terminated by Albertson's prior to the approval by Albertson's stockholders of the issuance of shares of Albertson's Common Stock in connection with the Merger solely in order to concurrently enter into a definitive acquisition agreement or similar agreement with respect to a third party proposal that is financially superior to the Merger; provided that Albertson's may only so terminate the Merger Agreement if the Board of Directors of Albertson's concludes in good faith, after considering applicable state law and after consulting with outside counsel, that in light of such third party proposal, such action is required in order to act in a manner consistent with its fiduciary duties under applicable law;

       (2) The Merger Agreement is terminated by American Stores by reason of the failure of the stockholders of Albertson's to approve of the issuance of shares of Albertson's Common Stock in connection with the Merger, and

             (a) prior to such stockholders' meeting, an Albertson's Business Combination Proposal (as defined below) has been made to Albertson's and made known to its stockholders generally or has been made directly to Albertson's stockholders generally or any person has publicly announced an intention to make an Albertson's Business Combination Proposal; and

             (b) within six months of the termination of the Merger Agreement, Albertson's enters into an agreement with any person with respect to an Albertson's

                  Business Combination Proposal or an Albertson's Business Combination Proposal is consummated;

       (3) The Merger Agreement is terminated by American Stores as a result of Albertson's Board of Directors having taken (or having resolved to take) any of the following actions:

             (a) withdrawing or modifying in any manner adverse to American Stores, its approval or recommendation of the issuance of shares of Albertson's Common Stock in connection with the Merger;

             (b) failing to reaffirm its approval or recommendation of the issuance of shares of Albertson's Common Stock pursuant to the Merger within 15 days of American Stores' request after
                  (i) any Albertson's Acquisition Proposal (as defined below) has been made to Albertson's and made known to Albertson's stockholders generally or has been made directly to its stockholders generally or (ii) any person has publicly announced an intention to make an Albertson's Acquisition Proposal; or

             (c) approving or recommending any Albertson's Acquisition Proposal or any transaction described in the definition thereof; or

       (4) The Merger Agreement is terminated by American Stores as a result of an intentional breach by Albertson's of its representations, warranties and covenants,

             (a) after an Albertson's Business Combination Proposal has been made to Albertson's and made known to its stockholders generally or has been made directly to its stockholders generally, or any person has publicly announced an intention to make an Alphabet Business Combination Proposal, and

             (b) within six months after such termination, Albertson's enters into an agreement with any person for an Albertson's Business Combination Proposal or an Albertson's Business Combination Proposal is consummated.


            "Albertson's Acquisition Proposal" means a proposal or offer from any third party relating to any (i) direct or indirect acquisition or purchase of a business of Albertson's or any of its subsidiaries, that constitutes 15% or more of the consolidated net revenues, net income or assets of Albertson's and its subsidiaries, (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of Albertson's or any of its subsidiaries whose business constitutes 15% or more of the consolidated net revenues, net income or assets of Albertson's and its subsidiaries, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the capital stock of Albertson's, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Albertson's or any of its subsidiaries whose business constitutes 15% or more of the consolidated net revenues, net income or assets of Albertson's and its subsidiaries (excluding certain transactions permitted under Section 5.2 of the Merger Agreement).

            "Albertson's Business Combination Proposal" means (i) any merger, consolidation or other business combination as a result of which the stockholders of Albertson's prior to such transaction would cease to hold at least 66-2/3% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), (ii) the acquisition by a person of at least 50% of the outstanding voting securities of Albertson's, or (iii) the sale, lease, exchange or other disposition of at least 50% of the assets of Albertson's and its subsidiaries taken as a whole. With respect to paragraphs (2) and (4) above, the reference in this definition to 66-2/3% will be deemed to be a reference to 80% if the person (or an affiliate of such person) which enters into an agreement with respect to, or consummates, an Albertson's Business Combination Proposal after the termination of the Merger Agreement, had made an Albertson's Business Combination Proposal prior to the termination of the Merger Agreement.

            Pursuant to a "put" right in the Albertson's Option Agreement, American Stores may require Albertson's to purchase the Albertson's Option (with respect to shares for which it has not been exercised) and shares of Albertson's Common Stock that American Stores acquired pursuant to exercises of the Albertson's Option beginning upon occurrence of a Triggering Event and ending upon the occurrence of an Exercise Termination Event. The price at which American Stores much repurchase the Albertson's Option and/or such shares is as set forth in the Albertson's Option Agreement.

            Following a Triggering Event and prior to an Exercise Termination Event, American Stores may require Albertson's to register under the Securities Act of 1933, as amended (the "Securities Act"), shares of Albertson's Common Stock that American Stores acquires or has the right to acquire pursuant to an exercise of the Albertson's Option. American Stores may require up to two such registrations to be made effective.

            The Albertson's Option Agreement limits the aggregate profit that American Stores may receive pursuant to the put right and the sale or transfer to a third party of shares of Albertson's Common Stock acquired pursuant to an exercise of the Albertson's Option combined with all amounts paid or payable (and not refunded) by Albertson's to American pursuant to Section 8.2 of the Merger Agreement. The limit is $360 million.

            American Stores has agreed in the Albertson's Option Agreement that, following the date of exercise of the Albertson's Option in whole or part, and for as long as American Stores owns shares of Albertson's Common Stock acquired upon the exercise of the Albertson's Option (the "Standstill Period"), it will not take any of the following actions without the prior consent of Albertson's Board of Directors:

       (1) acquire or agree, offer, seek or propose to acquire, ownership of more than 20% of any class of voting securities of Albertson's, or any rights or options to acquire such ownership;

       (2) propose a merger, consolidation or similar transaction involving Albertson's;

       (3) offer, seek or propose to purchase, lease or otherwise acquire all or a substantial portion of the assets of Albertson's;

       (4) seek or propose to influence or control the management or policies of Albertson's or to obtain representation on Albertson's Board of Directors, or solicit or participate in the solicitation of any proxies or consents with respect to the securities of Albertson's;

       (5) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or

       (6) seek or request permission to do any of the foregoing or seek any permission to make any public announcement with respect to any of the foregoing.


            American Stores has also agreed that during the Standstill Period it will not sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of any voting securities of Albertson's except (1) pursuant to a tender offer, exchange offer, merger or consolidation of Albertson's, or in connection with a sale of all or substantially all of Albertson's assets; or (2) pursuant to a registered public offering under the provisions described above providing for registration rights; or (3) in compliance with Rule 144 under the Securities Act.

            American Stores has further agreed that during the Standstill Period it will (1) be present at all stockholder meetings of Albertson's so that all voting securities of Albertson's beneficially owned by it or its affiliates may be counted for the purpose of determining the presence of a quorum at such meetings and (2) vote all such voting securities proportionately with the votes cast by all other stockholders present and voting.

            The agreements by American Stores described above with respect to actions taken during the Standstill Period will terminate at such time as (1) American Stores beneficially owns more than 50% of the outstanding Albertson's Common Stock or (2) the Albertson's Option expires without having been exercised in whole or part.

AMERICAN STORES OPTION AGREEMENT

            Pursuant to the American Stores Option Agreement, American Stores granted Albertson's an option (the "American Stores Option") to purchase up to
54.5 million shares of American Stores Common Stock at an exercise price equal to $30.24 per share. The aggregate profit that Albertson's may receive pursuant to the put right and the sale or transfer to a third party of shares of American Stores Common Stock acquired pursuant to an exercise of the American Stores Option combined with all amounts paid or payable (and not refunded) by American Stores to Albertson's pursuant to Section 8.2 of the Merger Agreement is limited to $265 million. The other provisions of the American Stores Option Agreement substantially correspond to the related provisions of the Albertson's Option Agreement.


 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            Neither American Stores nor, to the best knowledge of American Stores, any of the persons listed on Schedule I hereto beneficially owns any shares of Albertson's Common Stock other than as set forth herein or as listed on Schedule I hereto. Prior to the Albertson's Option becoming exercisable and being exercised, American Stores expressly disclaims beneficial ownership of the shares of Albertson's Common Stock which are purchasable by American Stores upon the Albertson's Option becoming exercisable and being exercised. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that American Stores is the beneficial owner of the shares of Albertson's Common Stock subject to the Albertson's Option for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

             (a) Pursuant to the Albertson's Option, American Stores has an option to purchase up to 48.8 million shares of Albertson's Common Stock at the Exercise Price; provided that in no event will the number of shares for which the Albertson's Option is exercisable exceed 19.9% of the shares of Albertson's Common Stock issued and outstanding at the time of exercise (without giving effect to the shares of Albertson's Common Stock issued or issuable under the Albertson's Option). The Albertson's Option becomes exercisable under certain conditions described in this
                  Schedule 13D. Based on the number of outstanding shares of Albertson's Common Stock on July 30, 1998, as represented by Albertson's in the Merger Agreement, American Stores would beneficially own up to 16.6% of the shares of Albertson's Common Stock following exercise of the Albertson's Option.

             (b) American Stores would have sole voting and dispositive power with respect to any shares of Albertson's Common Stock acquired upon exercise of the Albertson's Option; provided, however, that as described in Item 4 above, American Stores has made certain agreements with respect to the voting and disposition during the Standstill Period of any voting securities of Albertson's that it or its affiliates may acquire, including the shares of Albertson's Common Stock that it may acquire upon exercise of the Albertson's Option.

             (c) Except as described in Item 4 hereof, no transactions in the Albertson's Common Stock were effected by American Stores, or, to the best knowledge of American Stores, any of the persons listed on Schedule I hereto, during the 60-day period preceding August 2, 1998.

             (d) Until the Albertson's Option is exercised (if at all), American Stores has no right to receive dividends from, or the proceeds from the sale of, the shares of Albertson's Common Stock subject to the Albertson's Option. If the Albertson's Option is exercised by American Stores, American Stores or its designee, if any, would have the sole right to receive dividends on the shares of Albertson's Common Stock acquired pursuant thereto.

             (e)  Not applicable.


 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as set forth in this Schedule 13D, to the best knowledge of American Stores, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Albertson's, including but not limited to, transfer or voting of any of the securities of Albertson's, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Albertson's.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           1. Agreement and Plan of Merger, dated as of August 2, 1998, by and among Albertson's, Inc., Abacus Holdings, Inc. and American Stores Company.

           2. Stock Option Agreement, dated as of August 2, 1998, between Albertson's, Inc., as Issuer, and American Stores Company, as Grantee.

           3. Stock Option Agreement, dated as of August 2, 1998, between American Stores Company, as Issuer, and Albertson's, Inc., as Grantee.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  August 12, 1998

                                    AMERICAN STORES COMPANY




                                    By: /s/ Kathleen E. McDermott
                                    Name:   Kathleen E. McDermott
                                    Title:  Chief Legal Officer

                                   SCHEDULE I
                                   ----------

            The name and present principal occupation of each director and executive officer of American Stores Company are set forth below. The business address for each person listed below is c/o American Stores Company, 299 South Main Street, Salt Lake City, Utah 84111. All executive officers and directors listed on this Schedule I are United States citizens.




NAME                       TITLE
----                       -----

Victor L. Lund             Chairman of the Board, Director, Chief Executive
                           Officer

Pamela G. Bailey           Director
                           Chief Executive Officer, Healthcare Leadership
                           Council

Henry I. Bryant            Director
                           Retired (former Managing Director, J.P. Morgan & Co.)

Arden B. Engebretsen       Director
                           Chairman of the Board, Herpak Limited

James B. Fisher            Director
                           Retired (former President, J.G. Boswell Company)

Fernando R. Gumucio        Director
                           Retired (former Chairman and Chief Executive
                           Officer, Del Monte USA)

Leon G. Harmon             Director
                           Retired (former President and Chief Executive
                           Officer, First Interstate Bank of Utah, N.A.)

David L. Maher             Vice Chairman of the Board, Director and Chief
                           Operating Officer

John E. Masline            Director
                           Retired (former Partner, Ernst & Young)

Barbara S. Preiskel        Director
                           Retired, Attorney

J.L. Scott                 Director
                           Retired (former President and Chief Executive
                           Officer of American Stores)
                           As of August 12, 1998, Mr. Scott owns 600 shares of
                           Albertons's Common Stock

Arthur K. Smith            Director
                           Chancellor, University of Houston System

Kent T. Anderson           Chief Operating Officer -- Strategy and Development

Teresa Beck                President

James R. Clark             Chief Planning Officer

Stephen L. Mannschreck     Chief Human Resources Officer

Kathleen E. McDermott      Chief Legal Officer and Assistant Secretary

Edward J. McManus          Chief Operating Officer -- Procurement & Logistics

Francis J. Raucci          Chief Labor Officer

Neal J. Rider              Chief Financial Officer

Martin A. Scholtens        Chief Operating Officer -- Retail

J. Greg Spencer            Senior Vice President, Treasurer and Assistant
                           Secretary

Bradley M. Vierig          Senior Vice President and Controller
                           As of August 12, 1998, Mr. Vierig owns 10 shares of Albertson's Common Stock

                                INDEX OF EXHIBITS


           1. Agreement and Plan of Merger, dated as of August 2, 1998, by and among Albertson's, Inc., Abacus Holdings, Inc. and American Stores Company.

           2. Stock Option Agreement, dated as of August 2, 1998, between Albertson's, Inc., as Issuer, and American Stores Company, as Grantee.

           3. Stock Option Agreement, dated as of August 2, 1998, between American Stores Company, as Issuer, and Albertson's, Inc., as Grantee.